VIA EDGAR

July 20, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:                             Neos Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-205106

Dear Mr. Riedler:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Neos Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 22, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,603 copies of the Preliminary Prospectus dated July 13, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

UBS SECURITIES LLC

BMO CAPITAL MARKETS CORP.

RBC CAPITAL MARKETS, LLC

as Managing Underwriters

By:	UBS SECURITIES LLC

By:	/s/ Lee Schechter
Name: Lee Schechter
Title: Director

By:	/s/ Grant Curry
Name: Grant Curry
Title: Associate Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Richard Hsieh
Name: Richard Hsieh
Title: Vice President

[SIGNATURE PAGE TO ACCELERATION REQUEST]